PEEL HUNT

PEEL HUNT INC.

(SEC FILE NUMBER: 8-68845)

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED MARCH 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68845

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____04/01/2019_____ AND ENDING _____3/31/2020_____
 MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PEEL HUNT INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

MOOR HOUSE 120 LONDON WALL
(No. and Street)

LONDON	UK	EC2Y 5ET
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dmitriy Rutitskiy   (212) 751-4422
                                                      (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Cayman Ltd

(Name -- if individual, state last, first, middle name)

PO Box 31118 Governer's Square	Grand Cayman	Cayman Islands	KY1-1205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Harry Jaffe _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peel Hunt Inc.

_____ March 31, 2020 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



BEATA JANKOWSKI
NOTARY PUBLIC OF CONNECTICUT
MY COMMISSION EXPIRES 06/30/2020

_____
Signature

_____
Chief Executive Officer
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS



Tel: +1 (345) 943-8800
Fax: +1 (345) 943-8801
Email: mail@bdo.ky
www.bdo.ky

PO Box 31118
2ⁿᵈ Floor – Building 3
Governors Square
23 Lime Tree Bay Avenue
Grand Cayman KY1-1205
Cayman Islands

Report of Independent Registered Public Accounting Firm

The Shareholder and Directors
Peel Hunt Inc.

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Peel Hunt Inc. (the "Broker-Dealer") as of March 31, 2020. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Broker-Dealer at March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

BDO

We have served as the Broker-Dealer's auditor since 2017.

Grand Cayman, Cayman Islands

May 29, 2020

STATEMENT OF FINANCIAL CONDITION

	March 31, 2020
	$ USD
ASSETS	
Right of use assets	1,762,023
Cash	1,555,907
Accounts receivable	342,659
Security deposit	183,077
Deferred tax asset	171,940
Receivable from clearing broker	169,958
Fixed assets, net of depreciation	160,253
Prepaid expenses	33,219
Total assets	**4,379,036**
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Long term lease liability	1,849,846
Accounts payable and other accrued expenses	1,037,111
Payable to affiliate, net	52,520
Total liabilities	2,939,477
Subordinated borrowings	300,625
Commitments	
STOCKHOLDER'S EQUITY	
Common stock, $1 par value, 500,000 shares authorized and 500,000 shares issued and outstanding	500,000
Retained earnings	638,934
Total stockholder's equity	1,138,934
Total liabilities and stockholders' equity	**4,379,036**

See notes to statement of financial condition.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

1. Organisation and Nature of Business

Peel Hunt Inc. ("PH Inc." or "the Company") is a corporation formed in the State of Delaware on March 4, 2011. On March 12, 2012 the Financial Industry Regulatory Authority, Inc. ("FINRA") approved the registration of the Company. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is 100% held by Peel Hunt Holdings Limited ("PHH Limited") which is a limited liability company registered in England and Wales. The Company was formed to act as a chaperoning broker dealer for its UK affiliate, Peel Hunt LLP ("PH LLP") which is a financial services firm, authorized and regulated by the Financial Conduct Authority in the UK. The principal business purpose of the Company is to act as an agent for PH LLP offering UK equities to US institutional clients. The Company will utilize PH LLP for all foreign security order execution, clearance and settlement.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Significant accounting policies

2.1. Basis of preparation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

2.2. Cash and cash equivalents

The Company classifies as cash equivalents highly liquid instruments with original maturities of three months or less. The Company does not have any cash equivalents at March 31, 2020.

2.3. Income taxes

The Company is subject to US Federal taxes. The Company utilizes an asset and liability approach to accounting for income taxes such that the amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company is also tax resident in the United Kingdom as a result of the location of its directors. There is no additional tax charges expected for the current year.

The Company recognizes and measures its unrecognized tax benefits in accordance with U.S. GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company's income tax returns are subject to examination for three years from the date filed or the due date, whichever is later. The returns for the prior fiscal years are open for examination as of the date of these financial statements.

The Company has chosen to recognize interest and penalties related to tax uncertainties as income tax expense, if any. No amounts have been accrued for interest and penalties as of March 31, 2020.

2.4. Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

2.5. Fair value measurements

U.S GAAP requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the Statement of Financial Condition. The fair values of the financial instruments are not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. For certain financial instruments, including cash, amounts due to/from related parties, accounts payable and accrued expenses, the fair values were determined based on the near term maturities of such obligations. The fair value of debt was determined based on current rates at which the Company could borrow or advance funds with similar remaining maturities, which amount approximates its carrying value.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

2.6. Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The estimated useful economic life for each item is considered to be as follows:

- Office equipment   3 to 5 years
- Fixtures and fittings   5 years
- Leasehold Improvements   5 years

2.7. Customer transactions

In the normal course of business, the Company effects transactions on behalf of customers on a delivery versus payment, receipt versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. At March 31, 2020, fail to deliver and payable to customers were $0, and fail to receive and receivable from customers were approximately $343,000.

2.8. Clearing Arrangements

The Company clears all of its customer transactions through its correspondent clearing broker on a fully disclosed basis as outlined in the clearing agreement between the Company and its correspondent clearing broker. As of March 31, 2020 the Company had a $169,958 receivable from clearing organization.

2.9. Leases

The Company leases two office facilities in New York under an operating lease, the first, which is currently being sublet is expiring February 28, 2021, the second, is expiring September 30, 2024.

Right-of-use assets and lease liabilities

Effective April 1, 2019, the Company adopted Accounting Standards Codification (ASC) 842, Leases. The new guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous GAAP requirements, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee, have not significantly changed from previous US GAAP requirements.

Under the effective date transition method selected by the Company, leases existing at, or entered into after April 1, 2019 were required to be recognized and measured. Prior period amounts have not been adjusted and continue to be reflected in accordance with the Company's historical accounting policies.

The adoption of ASC 842 resulted in the recording of operating lease right-of-use assets of $2,128,006 and operating lease liabilities of $2,244,147 at April 1, 2019.

3. Related party transactions

As of March 31, 2020 the Company has a net payable in the amount of $52,520 due to the affiliate, PH LLP, comprised of $100,576 of receivable under the Transfer Pricing Agreement, $92,431 payable under the Expense Sharing Agreement and $60,665 of intercompany.

In 2012 the Company signed a Subordinated loan Agreement with its parent, Peel Hunt Holdings Limited. The principal amount of the loan was $300,000 with a maturity set for March 12, 2015. Interest accrued under this loan agreement was at 4% per annum and was paid before the previous year end. The Company signed a new Subordinated Agreement with Peel Hunt Holdings Limited on March 12, 2015 and an updated agreement on 10 March 2016 on a 12 Month rolling basis. As at March 31, 2020 the amount of accrued interest totalled $625. The new loan agreement was reviewed and approved by FINRA as a satisfactory subordinated agreement. The Subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital rule.

4. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"). The Company has elected to use the alternative method to compute net capital as permitted by the Rule. Under the alternate method, the Rule requires net capital to be not less than the greater of the minimum net capital requirement or 2% of aggregate debit items computed in accordance with the formula for reserve requirements pursuant to SEC Rule 15c3-3. At March 31, 2020, the Company's minimum net capital requirement was $250,000. The Rule also requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates. At March 31, 2020, the Company had net capital of $1,324,288, which was $1,074,288 in excess of its required net capital of $250,000.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

5. Risk and uncertainties

The Company has a credit risk exposure of uninsured cash in bank of $1,555,907 at March 31, 2020. The Company does not require collateral or other security to support financial instruments subject to credit risk. For the year ended March 31, 2020, all service fee revenue earned was from PH LLP.

6. Property, plant and equipment

As at March 31, 2020	Leasehold Improvements $ USD	Office Equipment $ USD	Total $ USD
Cost			
Balance at April 1, 2019	51,342	265,272	316,614
Additions	-	-	-
Balance at March 31, 2020	**51,342**	**265,272**	**316,614**
Amortization			
Balance at April 1, 2019	(38,974)	(49,566)	(88,540)
Charge for the year	(4,947)	(62,874)	(67,821)
Balance at March 31, 2020	**(43,921)**	**(112,440)**	**(156,361)**
Carrying value at March 31, 2020	**7,421**	**152,832**	**160,253**

7. Commitments

The undiscounted maturity of the non-cancellable lease payments under the current lease agreements as of March 31, 2020 are as follows:

	March 31, 2020 $ USD
Outstanding commitments	
2021	467,349
2022	428,812
2023	456,467
2024	465,597
2025	354,410

The imputed interest included in computation of the lease liability as of March 31, 2020 was $288,447. The Company also has security deposits of $183,077 relating to the current leases.

8. Additional Disclosures

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments." This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination.

Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings. The ASU is effective for the Company on April 1, 2020. Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount.

The Company is in the process of assessing the impact of CECL adoption. The extent of the impact of adoption of this ASU on the Company's financial condition, results of operations and cash flows will depend on, among other things, the economic environment, and the receivable balance on the date of adoption.